Exhibit 99.1

Alibaba Group Announces December Quarter 2014 Results

Hangzhou, China, January 29, 2015 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended December 31, 2014.

“We delivered a strong quarter with significant growth across our key operating metrics,” said Jonathan Lu, chief executive officer of Alibaba Group. “Gross merchandise volume across our China retail marketplaces grew 49% year on year, and our annual active buyers increased to 334 million in 2014, an increase of 45% year on year. Our unrivaled leadership and momentum in mobile continued — we added 48 million active users sequentially and delivered over US$1 billion in mobile revenue during the quarter. Our business continues to perform well, and our results reflect the strength of our ecosystem and the strong foundation we have for sustainable growth.”

“Alibaba performed very well this quarter, with revenue growing 40% year on year,” said Maggie Wu, chief financial officer of Alibaba Group. “We continue to execute our focused growth strategy, and the fundamental strength of our business gives us the confidence to invest in new initiatives to add new users, improve engagement and customer experience, expand our products and services and drive long-term shareholder value.”

December Quarter Operational and Financial Highlights*

Operational highlights:

	December 31,	September 30,	December 31,	% Change
	2013	2014	2014	YoY	QoQ

Quarterly GMV (1) (in RMB billions)	529	556	787	49%	42%
Quarterly Mobile GMV (1) (in RMB billions)	104	199	327	213%	64%
Mobile GMV as a percentage of total GMV(1)	20%	36%	42%
Annual Active Buyers(2) (in millions)	231	307	334	45%	9%
Mobile Monthly Active Users (MAUs)(3) (in millions)	136	217	265	95%	22%

*                 For definitions of terms used but not defined in this press release, please refer to the prospectus of our initial public offering.

(1)         For the three months ended on the respective dates.

(2)         For the twelve months ended on the respective dates.

(3)         For the month ended on the respective dates.

Financial highlights:

	Three months ended December 31,
	2013	2014
	RMB	RMB	US$†	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	18,745	26,179	4,219	40%
Mobile Revenue	1,171	6,420	1,035	448%

Income from Operations	8,801	9,347	1,506	6%

Non-GAAP EBITDA††	11,246	15,103	2,434	34%
Non-GAAP EBITDA Margin††	60%	58%	58%

Net Income	8,357	5,983	964	(28	%)†††
Non-GAAP Net Income††	10,463	13,115	2,114	25%

Diluted Earnings per Share/ADS (EPS)	3.55	2.29	0.37	(35	%)†††
Non-GAAP Diluted EPS††	4.45	5.05	0.81	13%

…

This release contains translation of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader, unless otherwise stated, all translations of RMB into US$ were made at RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. The percentages stated in this release are calculated based on the RMB amounts.

……

See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this release.

………

Decrease primarily due to an increase in share-based compensation expense, a one-time charge for financing-related fees and an increase in income tax expenses in the quarter ended December 31, 2014, as discussed in detail below.

GMV — GMV transacted on our China retail marketplaces in the quarter ended December 31, 2014 was RMB787 billion (US$127 billion), an increase of 49% compared to the same quarter of 2013, and compared to RMB556 billion in the quarter ended September 30, 2014, representing a net addition of RMB231 billion GMV in three months. GMV transacted on Taobao Marketplace in the quarter ended December 31, 2014 was RMB494 billion (US$80 billion), an increase of 43% compared to the same quarter of 2013.  GMV transacted on Tmall in the quarter ended December 31, 2014 was RMB293 billion (US$47 billion), an increase of 60% compared to the same quarter of 2013. The GMV growth was primarily driven by an increase in the number of active buyers and also partially attributable to category expansion, for example, auction transactions. On November 11, 2014, our Singles Day promotion generated GMV settled through Alipay of RMB57 billion (US$9.2 billion) on our China and international retail marketplaces within a 24-hour period, an increase of 58% compared to the Singles Day in 2013.

Mobile GMV — Mobile GMV in the quarter ended December 31, 2014 was RMB327 billion (US$53 billion), an increase of 213% compared to the same quarter of 2013. Mobile GMV accounted for 42% of total GMV transacted on our China retail marketplaces in this quarter, compared to 36% in the quarter ended September 30, 2014 and 20% in the same quarter of 2013. The growth was primarily driven by an increase in the monthly active users accessing our platforms through mobile devices and an increase in the level of their spending.

Annual active buyers — Our China retail marketplaces had 334 million annual active buyers in the twelve months ended December 31, 2014, compared to 307 million in the twelve months ended September 30, 2014 and 231 million in the twelve months ended December 31, 2013, representing an increase of 45% compared to the same period in 2013.  The growth in annual active buyers was driven by an increase in active buyers throughout China, with substantially faster growth from lower tier cities.

Mobile MAUs — Mobile MAUs grew to 265 million in the month ended December 31, 2014, compared to 217 million in the month ended September 30, 2014, representing a record high net addition of 48 million MAUs in three months, and a 95% increase from 136 million in the month ended December 31, 2013. According to iResearch, our Mobile Taobao App continues to be the No. 1 e-commerce app in China, demonstrating our ability to attract mobile users with strong purchasing intent on a large scale.

Revenue — Revenue increased by 40% to RMB26,179 million (US$4,219 million) in the quarter ended December 31, 2014, compared to RMB18,745 million in the same quarter of 2013.  Revenue from the China commerce retail business increased by 32% to RMB21,275 million (US$3,429 million), compared to RMB16,149 million in the same quarter of 2013, mainly driven by the growth in commission revenue and online marketing services revenue. Mobile revenue from the China commerce retail business increased by 448% to RMB6,420 million (US$1,035 million) in the quarter ended December 31, 2014, compared to RMB1,171 million in the same quarter of 2013, primarily due to a greater proportion of GMV generated on mobile devices and an increase in the mobile monetization rate.

Income from operations — Income from operations in the quarter ended December 31, 2014 was RMB9,347 million (US$1,506 million), an increase of 6% compared to RMB8,801 million in the same quarter of 2013. Operating income growth was lower than revenue growth primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below).

Non-GAAP EBITDA — Non-GAAP EBITDA increased by 34% to RMB15,103 million (US$2,434 million) in the quarter ended December 31, 2014, compared to RMB11,246 million in the same quarter of 2013.  Non-GAAP EBITDA margin was 58% in the quarter ended December 31, 2014, compared to 60% in the December quarter of 2013. The year-on-year decrease in non-GAAP EBITDA margin was primarily due to the consolidation of newly acquired businesses, mainly UCWeb Inc., or UCWeb, and AutoNavi Holding Limited, or AutoNavi, and investments in new business initiatives, such as our mobile operating system, local services and digital entertainment. The quarter-on-quarter increase in non-GAAP EBITDA margin from 51% in the quarter ended September 30, 2014 was primarily due to operating leverage in this seasonally strong quarter.

Net income — Our net income in the quarter ended December 31, 2014 was RMB5,983 million (US$964 million), a decrease of 28% compared to RMB8,357 million in the same quarter of 2013. The decrease was primarily due to (i) an increase in share-based compensation expense (including the effect of “mark-to-market” accounting of share-based awards in an amount of RMB1,494 million (US$241 million)) (as discussed in “Share-based compensation expense” below), (ii) an RMB830 million (US$134 million) one-time charge for financing-related fees as a result of the early repayment of our US$8 billion bank borrowings (as discussed in “Interest expense” below), and (iii) an increase in income tax expenses, primarily due to the expiration of an enterprise income tax (“EIT”) exemption period for one of our major subsidiaries (as discussed in “Income tax expenses” below).

Non-GAAP net income — Non-GAAP net income increased by 25% to RMB13,115 million (US$2,114 million) in the quarter ended December 31, 2014, compared to RMB10,463 million in the same quarter of 2013.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended December 31, 2014 was RMB2.29 (US$0.37) on 2,588 million diluted shares outstanding, a decrease of 35% compared to RMB3.55 on 2,343 million diluted shares outstanding in the same quarter of 2013. Non-GAAP diluted EPS in the quarter ended December 31, 2014 was RMB5.05 (US$0.81) on 2,588 million diluted shares outstanding, an increase of 13% compared to RMB4.45 on 2,343 million diluted shares outstanding in the same quarter of 2013.  The lower non-GAAP diluted EPS growth rate relative to non-GAAP net income growth rate was due to an increase in number of diluted shares outstanding in the quarter ended December 31, 2014 following the completion of our initial public offering in September 2014.

December Quarter Financial Results

Revenue — Revenue for the quarter ended December 31, 2014 was RMB26,179 million (US$4,219 million), an increase of 40% compared to RMB18,745 million in the same quarter of 2013.  The increase was mainly driven by the continuing rapid growth of our China commerce retail business. The following table sets forth a breakdown of our revenue for the periods indicated.

	Three months ended December 31,
	2013		2014
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change
	(in millions, except percentages)
China commerce
Retail	16,149	86%	21,275	3,429	82%	32%
Wholesale	612	3%	860	139	3%	41%
Total China commerce	16,761	89%	22,135	3,568	85%	32%
International commerce
Retail	264	2%	554	89	2%	110%
Wholesale	1,000	5%	1,209	195	5%	21%
Total international commerce	1,264	7%	1,763	284	7%	39%
Cloud computing and Internet infrastructure	196	1%	362	58	1%	85%
Others	524	3%	1,919	309	7%	266%
Total	18,745	100%	26,179	4,219	100%	40%

•                  China commerce retail business — Revenue from our China commerce retail business in the quarter ended December 31, 2014 was RMB21,275 million (US$3,429 million), or 82% of total revenue, an increase of 32% compared to RMB16,149 million in the same quarter of 2013. The increase was mainly driven by the growth in commission revenue and online marketing services revenue. Commission revenue accounted for 37% of China commerce retail revenue in the quarter ended December 31, 2014, compared to 30% in the same quarter of 2013. Revenue growth during this period occurred in the context of and reflected an increase of 49% in GMV transacted on our China retail marketplaces, which was primarily driven by a 45% increase in the number of active buyers.

The lower revenue growth relative to GMV growth was mainly a result of (i) the higher percentage of total GMV contributed by mobile GMV, which has a lower monetization rate compared to the non-mobile monetization rate, and (ii) lower pay-for-performance (“P4P”) monetization on the personal computer (“PC”) interface compared to the same quarter of 2013.  The lower P4P monetization on PC was primarily caused by our continued efforts to improve user experience, which adversely affected cost per click.  Our strong momentum in mobile and commitment to improving user experience may slow the growth rate of our online marketing services revenue in the near term, but we believe they will create significant value for both our users and our business in the longer term.

Mobile revenue from the China commerce retail business in the quarter ended December 31, 2014 was RMB6,420 million (US$1,035 million), an increase of 448% compared to RMB1,171 million in the same quarter of 2013, representing 30% of our China commerce retail business revenue, compared to 29% in the quarter ended September 30, 2014 and 7% in the same quarter of 2013.  The increase in mobile revenue from the China commerce retail business was primarily due to a greater proportion of GMV generated on mobile devices and an increase in the mobile monetization rate.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended December 31, 2014 was RMB860 million (US$139 million), an increase of 41% compared to RMB612 million in the same quarter of 2013. The increase was due to an increase in average revenue from paying members and an increase in paying members.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended December 31, 2014 was RMB554 million (US$89 million), an increase of 110% compared to RMB264 million in the same quarter of 2013. The increase was primarily due to an increase in GMV transacted on AliExpress, partially attributable to AliExpress’ participation in our Singles Day promotion campaign on November 11, 2014 for the first time.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended December 31, 2014 was RMB1,209 million (US$195 million), an increase of 21% compared to RMB1,000 million in the same quarter of 2013. The main reason for this increase was an increase in the number of paying members and an increase in average revenue from paying members.

•                  Others — Other revenue in the quarter ended December 31, 2014 was RMB1,919 million (US$309 million), an increase of 266% compared to RMB524 million in the same quarter of 2013. This increase was primarily due to the consolidation of revenue from acquired business (mainly UCWeb and AutoNavi) and an increase in interest income generated by our SME loan business.  When the restructuring of our relationship with Ant Financial closes, which we expect in the March 2015 quarter, we will no longer consolidate revenue generated by the SME loan business in our financial results.

Cost of revenue — Cost of revenue in the quarter ended December 31, 2014 was RMB7,520 million (US$1,212 million), or 29% of revenue, compared to RMB4,171 million, or 22% of revenue, in the same quarter of 2013. The increase was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below), an increase in costs associated with our new businesses initiatives, and an increase in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces.

Product development expenses — Product development expenses in the quarter ended December 31, 2014 were RMB3,083 million (US$497 million), or 12% of revenue, compared to RMB1,707 million, or 9% of revenue in the same quarter of 2013. The increase was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below).  The increase was partially offset by the decrease in royalty fees paid to Yahoo which terminated upon completion of our initial public offering in September 2014.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2014 were RMB3,021 million (US$487 million), or 12% of revenue, compared to RMB1,897 million, or 10% of revenue in the same quarter of 2013. The increase was primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” below). The increase was also due to the consolidation of marketing expenses of acquired business (mainly UCWeb and AutoNavi), an increase in advertising and promotional spending mainly to strengthen marketing of our Taobao and Tmall brands, especially in lower tier cities, as well as to promote our new businesses initiatives (e.g., local services) during this quarter.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2014 were RMB2,419 million (US$390 million), or 9 % of revenue, compared to RMB2,046 million, or 11% of revenue in the same quarter of 2013. The decrease in general and administrative expenses as a percentage of revenue was primarily due to a one-time equity-settled donation expense of RMB1,269 million made in the quarter ended December 31, 2013 relating to the grant of options to purchase 50,000,000 of our ordinary shares to a non-profit organization, which was partially offset by an increase in share-based compensation expense in the quarter ended December 31, 2014 (as discussed in “Share-based compensation expense” below).

Share-based compensation expense — Share-based compensation expense included in respective cost or expense items above in the quarter ended December 31, 2014 was RMB4,313 million (US$695 million), or 16% of revenue, an increase of 554% compared to RMB659 million, or 4% of revenue, in the same quarter of 2013. The increase was primarily caused by (1) performance-based and retention grants of share-based awards granted prior to our initial public offering in 2014, with vesting periods of four years for our employees and six years for senior management, (2) the “mark-to-market” accounting of (i) share-based awards we granted to the employees of Zhejiang Ant Small and Micro Financial Services Company Ltd., or Ant Financial, and (ii) Ant Financial’s share-based awards granted by a major shareholding entity of Ant Financial controlled by Jack Ma, our executive chairman, to our employees. The expense arising from such Ant Financial share-based awards granted to our employees represents a non-cash accounting charge to us that will not result in any equity dilution to our shareholders. Without the effect of such “mark-to-market” accounting, our share-based compensation expense would have been RMB2,819 million (US$454 million) in the quarter ended December 31, 2014, compared to RMB2,233 million in the quarter ended September 30, 2014. Pursuant to generally accepted accounting principles in the United States, we are required to perform such re-measurement at each period end. Accordingly, we expect that our share-based compensation expense will continue to be affected by changes in the fair value of our share-based awards as well as the fair value of Ant Financial’s share-based awards granted to our employees.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2014 was RMB614 million (US$99 million), a significant increase from RMB123 million in the same quarter of 2013. This increase was due to an increase in intangibles assets primarily as a result of our strategic acquisitions, mainly UCWeb and AutoNavi.

Income from operations — Income from operations in the quarter ended December 31, 2014 was RMB9,347 million (US$1,506 million), an increase of 6% compared to RMB8,801 million in the same quarter of 2013. The lower growth of operating income relative to revenue growth in this quarter and the decrease in operating margin to 36% in the quarter ended December 31, 2014 from 47% in the same quarter of 2013 were primarily due to an increase in share-based compensation expense (as discussed in “Share-based compensation expense” above).

Non-GAAP EBITDA — Non-GAAP EBITDA increased by 34% to RMB15,103 million (US$2,434 million) in the quarter ended December 31, 2014, compared to RMB11,246 million in the same quarter of 2013.  Non-GAAP EBITDA margin was 58% in the quarter ended December 31, 2014, compared to 60% in the December quarter of 2013. The year-on-year decrease in non-GAAP EBITDA margin was primarily due to the consolidation of newly acquired businesses, mainly UCWeb and AutoNavi, and investments in new business initiatives, such as our mobile operating system, local services and digital entertainment. The quarter-on-quarter increase in non-GAAP EBITDA margin from 51% in the quarter ended September 30, 2014 was primarily due to operating leverage in this seasonally strong quarter. A reconciliation of operating income to non-GAAP EBITDA is included at the end of this release.

Interest and investment income, net — Interest and investment income, net in the quarter ended December 31, 2014 was RMB313 million (US$51 million), an increase of 6% compared to RMB296 million in the same quarter of 2013. The increase was primarily due to an increase in interest income as a result of higher cash balance during the period, which in turn was primarily due to the proceeds from our initial public offering in September 2014 and an increase in operating cash flow. This increase was partially offset by an increase in impairment charge of cost-method investments and losses recognized with respect to the periodic revaluation of convertible bonds we held in connection with our strategic investments in publicly traded entities.

Interest expense — Interest expense in the quarter ended December 31, 2014 was RMB1,344 million (US$216 million), an increase of 247% compared to RMB387 million in the same quarter of 2013. The increase was primarily due to an RMB830 million (US$134 million) one-time charge for financing-related fees as a result of the early repayment of our US$8 billion bank borrowings with proceeds from our issuance of US$8 billion senior unsecured notes in this quarter.

Other income, net — Other income, net in the quarter ended December 31, 2014 was RMB901 million (US$145 million), an increase of 64% compared to RMB548 million in the same quarter of 2013. The increase was primarily due to an increase of RMB101 million (US$16 million) in royalty fees and software technology service fees received from Ant Financial to RMB344 million (US$55 million) in the quarter ended December 31, 2014 from RMB243 million in the same quarter of 2013 as a result of an increase in pre-tax income of Ant Financial, as well as an increase in government grants received from central and local governments in connection with our contribution to technology development and investments in local business districts.

Income tax expenses — Income tax expenses in the quarter ended December 31, 2014 were RMB2,429 million (US$392 million), an increase of 228% compared to RMB741 million in the same quarter of 2013. The increase was primarily due to the increase in taxable income from our operations in China. Our effective tax rate increased to 26% in the quarter ended December 31, 2014 from 8% in the same quarter of 2013. Excluding share-based compensation expense, impairment of goodwill, intangible assets and investments, and unrealized gain/loss on investments which are not deductible or assessable for income tax purposes, our effective tax rate would have been 17% in the quarter ended December 31, 2014, compared to 7% in the same quarter of 2013. The increase was primarily due to the expiration of an EIT exemption period for one of our major subsidiaries, upon which the subsidiary became subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014.

Net income and non-GAAP net income — As a result of the foregoing, our net income in the quarter ended December 31, 2014 was RMB5,983 million (US$964 million), a decrease of 28% compared to RMB8,357 million in the same quarter of 2013. Excluding the effects of share-based compensation expense, impairment of goodwill and investment in equity investees, the one-time charge for financing-related fees, amortization of intangible assets and certain other items, non-GAAP net income in the quarter ended December 31, 2014 was RMB13,115 million (US$2,114 million), an increase of 25% compared to RMB10,463 million in the same quarter of 2013. A reconciliation of net income to non-GAAP net income is included at the end of this release.

Net income attributable to ordinary shareholders — Net income attributable to ordinary shareholders in the quarter ended December 31, 2014 was RMB5,936 million (US$957million), a decrease of 28% compared to RMB8,266 million in the same quarter of 2013.

Diluted EPS and non-GAAP diluted EPS — Diluted EPS in the quarter ended December 31, 2014 was RMB2.29 (US$0.37) on 2,588 million diluted shares outstanding, a decrease of 35% compared to RMB3.55 on 2,343 million diluted shares outstanding in the same quarter of 2013. Excluding the effects of share-based compensation expense, impairment of goodwill and investment in equity investees, the one-time charge for financing-related fees, amortization of intangible assets and certain other items, non-GAAP diluted EPS in the quarter ended December 31, 2014 was RMB5.05 (US$0.81), an increase of 13% compared to RMB4.45 in the same quarter of 2013. The lower non-GAAP diluted EPS relative to non-GAAP net income growth rate was due to an increase in the number of diluted shares outstanding in the quarter ended December 31, 2014 following the completion of our initial public offering. A reconciliation of diluted EPS to the non-GAAP diluted EPS is included at the end of this release.

Cash — As of December 31, 2014, cash, cash equivalents and short-term investments were RMB130,741 million (US$21,071 million), compared to RMB43,632 million as of March 31, 2014.

Cash flow from operating activities and free cash flow — Net cash provided by operating activities in the quarter ended December 31, 2014 was RMB19,408 million (US$3,128 million), an increase of 30% compared to RMB14,922 million in the same quarter of 2013. Capital expenditures in the quarter ended December 31, 2014 were RMB1,513 million (US$244 million), compared to RMB1,601 million in the same quarter of 2013. Capital expenditures in the quarter ended December 31, 2014 included cash outflow for acquisition of land use rights and construction in progress of RMB291 million (US$47 million). Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2014 was RMB22,924 million (US$3,695 million), an increase of 34% compared to RMB17,163 million in the same quarter of 2013. A reconciliation of net cash provided by operating activities to free cash flow, a non-GAAP measure of liquidity, is included at the end of this release.

Net cash used in investing activities — During the quarter ended December 31, 2014, net cash used in investing activities of RMB4,817 million (US$776 million) mainly included disbursements for short-term investments of RMB1,944 million (US$313 million), capital expenditure of RMB1,513 million (US$244 million) as well as investment and acquisition activities of RMB2,657 million (US$428 million) primarily in mobile and logistics related businesses.

Employee number — As of December 31, 2014, we had a total of 34,081 employees, compared to 33,239 as of September 30, 2014 and 20,884 as of December 31, 2013.

Webcast and Conference Call Information

A live webcast of the earnings conference call, which will be held shortly following the release of this announcement, can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +1 646-254-3697; conference ID: 65377381).

Please visit Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on January 29, 2015 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Alibaba Group also provides payment and/or escrow services on its marketplaces through its contractual arrangements with Ant Financial Services Group, a related company of Alibaba Group that operates Alipay (www.alipay.com).

Through China Smart Logistics (or Zhejiang Cainiao Supply Chain Management Co., Ltd.), a 48%-owned affiliate, Alibaba Group operates a central logistics information system that connects a network of express delivery companies in China.

Contact

Investor Relations Contacts

Grace Wong

investor@alibabagroup.com

Media Contacts

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business; risks associated with acquisitions; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that Alibaba Group includes in income from operations, net income and diluted EPS. Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill and intangible assets, and an equity-settled donation expense that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, and one-time expense items consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering, equity-settled donation expense and charge for financing-related fees as a result of early repayment of bank borrowings.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of its SME loan business. Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Revenue	18,745	26,179	4,219	40,473	58,779	9,473

Cost of revenue	(4,171)	(7,520)	(1,212)	(9,899)	(17,701)	(2,853)
Product development expenses	(1,707)	(3,083)	(497)	(3,893)	(7,616)	(1,227)
Sales and marketing expenses	(1,897)	(3,021)	(487)	(3,267)	(5,982)	(964)
General and administrative expenses	(2,046)	(2,419)	(390)	(3,704)	(5,323)	(858)
Amortization of intangible assets	(123)	(614)	(99)	(197)	(1,446)	(233)
Impairment of goodwill and intangible assets	—	(175)	(28)	(44)	(175)	(28)

Income from operations	8,801	9,347	1,506	19,469	20,536	3,310
Interest and investment income, net	296	313	51	1,080	7,609	1,226
Interest expense	(387)	(1,344)	(216)	(1,842)	(2,275)	(367)
Other income, net	548	901	145	1,178	1,990	321

Income before income tax and share of results of equity investees	9,258	9,217	1,486	19,885	27,860	4,490
Income tax expenses	(741)	(2,429)	(392)	(1,969)	(5,213)	(840)
Share of results of equity investees	(160)	(805)	(130)	(174)	(1,196)	(193)

Net income	8,357	5,983	964	17,742	21,451	3,457
Net income attributable to noncontrolling interests	(31)	(47)	(7)	(29)	(83)	(13)

Net income attributable to Alibaba Group Holding Limited	8,326	5,936	957	17,713	21,368	3,444
Accretion of Convertible Preference Shares	(8)	—	—	(24)	(15)	(2)
Dividends accrued on Convertible Preference Shares	(52)	—	—	(156)	(97)	(16)

Net income attributable to ordinary shareholders	8,266	5,936	957	17,533	21,256	3,426

Earnings per share attributable to ordinary shareholders
Basic	3.79	2.42	0.39	8.08	9.26	1.49
Diluted	3.55	2.29	0.37	7.63	8.66	1.40

Weighted average number of share used in calculating net income per ordinary share
Basic	2,180	2,450		2,170	2,295
Diluted	2,343	2,588		2,320	2,467

Share-based compensation expense by function:
Cost of revenue	226	1,413	228	624	3,161	509
Product development expenses	248	1,266	204	588	2,211	356
Sales and marketing expenses	55	402	65	146	637	103
General and administrative expenses	130	1,232	198	561	2,387	385

Total	659	4,313	695	1,919	8,396	1,353

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
China commerce
Retail (i)	16,149	21,275	3,429	33,461	46,683	7,524
Wholesale (ii)	612	860	139	1,706	2,359	380

Total China commerce	16,761	22,135	3,568	35,167	49,042	7,904

International commerce
Retail (iii)	264	554	89	653	1,331	215
Wholesale (iv)	1,000	1,209	195	2,904	3,518	567

Total international commerce	1,264	1,763	284	3,557	4,849	782

Cloud computing and Internet infrastructure (v)	196	362	58	560	883	142
Others (vi)	524	1,919	309	1,189	4,005	645

Total	18,745	26,179	4,219	40,473	58,779	9,473

(i)             Revenue from China commerce retail is primarily generated from our China retail marketplaces.

(ii)          Revenue from China commerce wholesale is primarily generated from 1688.com.

(iii)       Revenue from International commerce retail is primarily generated from AliExpress.

(iv)      Revenue from International commerce wholesale is primarily generated from Alibaba.com.

(v)         Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(vi)      Other revenue mainly represents interest income generated from micro loans and revenue generated by UCWeb and AutoNavi.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2014	2014
	RMB	RMB	US$
		(in millions)
Assets
Current assets:
Cash and cash equivalents	33,045	107,050	17,253
Short-term investments	10,587	23,691	3,818
Restricted cash and escrow receivables	4,921	2,220	358
Loan receivables	13,159	23,679	3,817
Investment securities	1,442	2,570	414
Prepayments, receivables and other assets	4,679	10,986	1,771
Total current assets	67,833	170,196	27,431

Investment in equity investees	17,666	25,864	4,169
Investment securities	3,023	11,285	1,819
Prepayments, receivables and other assets	2,087	3,177	512
Property and equipment, net	5,581	9,028	1,455
Land use rights	1,660	2,963	477
Intangible assets	1,906	6,803	1,096
Goodwill	11,793	40,677	6,556

Total assets	111,549	269,993	43,515

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,100	4,835	779
Secured borrowings	9,264	14,303	2,305
Income tax payable	1,267	2,281	368
Escrow money payable	2,659	—	—
Accrued expenses, accounts payable and other liabilities	11,887	21,240	3,423
Merchant deposits	4,711	12,712	2,049
Deferred revenue and customer advances	6,496	7,729	1,246
Total current liabilities	37,384	63,100	10,170

Deferred revenue	428	555	89
Deferred tax liabilities	2,136	4,337	699
Non-current bank borrowings	30,711	1,285	207
Unsecured senior notes	—	48,803	7,866
Other liabilities	72	2,101	339
Total liabilities	70,731	120,181	19,370

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2014	2014
	RMB	RMB	US$
		(in millions)

Commitments and contingencies	—	—	—

Mezzanine equity:
Convertible Preference Shares	10,284	—	—
Others	117	358	57

Total mezzanine equity	10,401	358	57

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized; 2,226,810,660 and 2,487,314,208 shares issued and outstanding as of March 31, 2014 and December 31, 2014, respectively	1	1	—
Additional paid-in capital	27,043	112,436	18,121
Treasury shares at cost	—	—	—
Restructuring reserve	—	(1,217)	(196)
Subscription receivables	(540)	(351)	(55)
Statutory reserves	2,474	2,522	406
Accumulated other comprehensive income	(823)	1,569	253
Retained earnings	1,183	22,141	3,568

Total Alibaba Group Holding Limited shareholders’ equity	29,338	137,101	22,097
Noncontrolling interests	1,079	12,353	1,991

Total equity	30,417	149,454	24,088

Total liabilities, mezzanine equity and equity	111,549	269,993	43,515

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)

Net cash provided by operating activities	14,922	19,408	3,128	24,579	35,450	5,714
Net cash used in investing activities	(5,540)	(4,817)	(776)	(22,192)	(47,782)	(7,701)
Net cash provided by financing activities	4,227	4,508	727	9,046	86,462	13,935
Effect of exchange rate changes on cash and cash equivalents	(14)	(138)	(23)	(115)	(125)	(21)

Increase in cash and cash equivalents	13,595	18,961	3,056	11,318	74,005	11,927
Cash and cash equivalents at beginning of period	28,119	88,089	14,197	30,396	33,045	5,326

Cash and cash equivalents at end of period	41,714	107,050	17,253	41,714	107,050	17,253

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

		Three months ended December 31,			Nine months ended December 31,
		2013	2014		2013	2014
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Income from operations		8,801	9,347	1,506	19,469	20,536	3,310
Add:	Share-based compensation expense	659	4,313	695	1,919	8,396	1,353
Add:	Amortization of intangible assets	123	614	99	197	1,446	233
Add:	Depreciation and amortization of property and equipment and land use rights	394	654	106	947	1,617	261
Add:	Impairment of goodwill and intangible assets	—	175	28	44	175	28
Add:	Equity-settled donation expense	1,269	—	—	1,269	—	—

Non-GAAP EBITDA		11,246	15,103	2,434	23,845	32,170	5,185

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

		Three months ended December 31,			Nine months ended December 31
		2013	2014		2013	2014
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net income		8,357	5,983	964	17,742	21,451	3,457
Add:	Share-based compensation expense	659	4,313	695	1,919	8,396	1,353
Add:	Amortization of intangible assets	123	614	99	197	1,446	233
Add:	Impairment of goodwill, intangible assets and investments	55	1,032	166	124	1,032	166
Add:	(Gain) loss on deemed disposals/disposals/ revaluation of investments	—	241	39	(312)	(6,247)	(1,006)
Add:	Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	—	66	11	—	101	16
Add:	Expenses relating to the sale of shares by existing shareholders in initial public offering	—	36	6	—	231	37
Add:	Equity-settled donation expense	1,269	—	—	1,269	—	—
Add:	One-time charge for financing-related fees as a result of early repayment of bank borrowings	—	830	134	664	830	134

Non-GAAP net income		10,463	13,115	2,114	21,603	27,240	4,390

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

		Three months ended December 31,			Nine months ended December 31,
		2013	2014		2013	2014
		RMB	RMB	US$	RMB	RMB	US$
		(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders		8,266	5,936	957	17,533	21,256	3,426
Add:	Reversal of accretion upon assumed conversion of Convertible Preference Shares	8	—	—	24	15	2
Add:	Dividend eliminated upon assumed conversion of Convertible Preference Shares	52	—	—	156	97	16

Net income attributable to ordinary shareholders for computing diluted EPS		8,326	5,936	957	17,713	21,368	3,444
Add:	Non-GAAP adjustments to net income(a)	2,106	7,132	1,150	3,861	5,789	933

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS		10,432	13,068	2,107	21,574	27,157	4,377

Weighted average number of shares on a diluted basis		2,343	2,588		2,320	2,467
Diluted EPS(b)		3.55	2.29	0.37	7.63	8.66	1.40
Add:	Non-GAAP adjustments to net income per share(c)	0.90	2.76	0.44	1.67	2.35	0.37

Non-GAAP diluted EPS(d)		4.45	5.05	0.81	9.30	11.01	1.77

(a)         See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)         Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)          Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)         Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

		Three months ended December 31,			Nine months ended December 31,
		2013	2014		2013	2014
		RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities		14,922	19,408	3,128	24,579	35,450	5,714
Less:	Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,187)	(1,222)	(197)	(3,010)	(4,070)	(656)
Add:	Changes in loan receivables, net	3,428	4,738	764	8,367	11,076	1,785

Free cash flow		17,163	22,924	3,695	29,936	42,456	6,843

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	223	257	275	346	295	342	380	494
Tmall GMV	71	88	99	183	135	159	176	293
Total GMV	294	345	374	529	430	501	556	787

Mobile GMV (as a percentage of total GMV)	11%	12%	15%	20%	27%	33%	36%	42%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in millions)
Annual active buyers	172	185	202	231	255	279	307	334

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014
	(in millions of RMB, except percentages)
China retail marketplaces:
GMV	294,184	345,134	373,659	528,709	430,085	500,916	555,666	787,047
Mobile GMV	31,507	41,299	54,823	104,391	118,001	164,428	199,054	326,889
as a percentage of GMV	11%	12%	15%	20%	27%	33%	36%	42%

Revenue	6,754	8,667	8,645	16,149	9,371	12,639	12,769	21,275
Mobile revenue	147	240	332	1,171	1,162	2,454	3,719	6,420
as a percentage of revenue	2%	3%	4%	7%	12%	19%	29%	30%

Monetization rate	2.30%	2.51%	2.31%	3.05%	2.18%	2.52%	2.30%	2.70%
Mobile monetization rate	0.47%	0.58%	0.61%	1.12%	0.98%	1.49%	1.87%	1.96%